February 7, 2025

Via Edgar Transmission

Ms. Jenna Hough / Ms. Erin Jaskot

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Zenta Group Co Ltd Registration Statement on Form F-1 Filed January 6, 2025 File No. 333-284140

Dear Ms. Hough / Ms. Jaskot:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated January 31, 2025 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Form F-1 filed January 6, 2025

Cover Page

1.	On the prospectus cover page, and elsewhere in the prospectus, you note that there was no cash transferred between ZGCL and its subsidiaries during the year ended September 30, 2024. However, you also state that during the year ended September 30, 2024 ZGCL transferred HKD 150,000 to ZGM. Please reconcile and revise as appropriate. In your corporate structure chart on pages 3 and 65 indicate which entity is ZGM.

Response: We respectfully advise the Staff that we have updated the disclosure on the Cover Page and on Page 1, 3 and 65 to reflect the above.

Capitalization, page 40

2.	Please tell us why pro forma cash and cash equivalents is not impacted by the net proceeds from the offering.

Response: We respectfully advise the Staff that we have revised the disclosure of pro forma cash and cash equivalents on page 40 to include the net proceeds from the offering of $5,639,192, after adding back the deferred offering costs of $574,865 capitalized as of September 30, 2024. Since these deferred offering costs have already been paid and settled, they do not impact the net cash flow from the proceeds.

3.	We note that this table reflects net proceeds of $5,064,327 in shareholders’ equity. It appears your dilution disclosure on page 41 assumes net proceeds of $5,639,172. Please reconcile this amount the net proceeds reflected in the capitalization table or revise accordingly.

Response: We respectfully advise the Staff that the net proceeds assumed in the dilution disclosure on page 41 amount to $5,639,192, whereas the actual net proceeds reflected in the capitalization table on page 40 total $5,064,327. The difference between these two figures is $574,865, which represents deferred offering costs capitalized as of September 30, 2024.

These deferred offering costs have already been excluded from “the net tangible book value as of September 30, 2024”. To avoid double counting, we excluded the deferred offering costs of $574,865 when deriving “the pro forma net tangible book value after this offering” from “the net tangible book value as of September 30, 2024”.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

3. Summary of Significant Accounting Policies, page F-9

4.	Please disclose your accounting policy for sales commissions. Refer to ASC 340-40-50.

Response: We respectfully advise the Staff that we have added the accounting policy for sales commissions on page F-18 of the Form F-1.

General

5.	We note the significant change in sources of revenue from 2023 to 2024, and that fintech services now accounts for 70.5% of revenue. We also note that the percentage of total revenue related to industrial park and business investment consultation services decreased from 2023 to 2024. Your prospectus continues to present your consultation services as the primary focus of your company, with detailed discussions throughout including in the Industry and Business sections. Given the recent shift in revenue to fintech services, please tell us whether your business continues to focus on consultation services. Please also revise the prospectus to accurately reflect the current focus of your business and present the disclosure so investors understand whether both fintech services and consultation services will be part of your business going forward.

Response: We respectfully advise the Staff that we have updated relevant disclosures on page 1 and 64 to show that both fintech services and consultation services will be part of our business going forward.

6.	In an appropriate place, please disclose the material terms of your material agreements with your supplier and customers, such as your supplier agreement with Guo Yan Innovation Technology, the terms of the acquisition agreement with Guo Yan, and your contracts with the two customers who account for all of your fintech services revenue.

Response:We respectfully advise the Staff that we have updated the disclosure on page 74 to disclose the above.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com